UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 21, 2008

Commission File Number: 000-14740

Widescope Resources Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

British Columbia ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Suite 208 828 Harbourside Drive North Vancouver, BC V7P 3R9
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

To correct a clerical error Widescope Resources Inc. is filing its interim financial statements for Q2 2008 and Q3 2008 as filed in Canada on August 21,
2008 and November 24, 2008, respectively, the filings were inadvertently not filed on EDGAR.

The filings were made in Canada and have been publicly available on the Canadian disclosure website www.sedar.com since the date of original filing.

On August 21, 2008 Widescope Resources Inc. distributed Exhibits 99.1 to 99.4 [inclusive] to the applicable Canadian securities regulators and to shareholders who requested same, to disseminate its interim financial statements and related materials for the Quarter ended
June 30, 2008.

On November 24, 2008 Widescope Resources Inc. distributed Exhibits 99.5 to 99.8 [inclusive] to the applicable Canadian securities regulators and to shareholders who requested same, to disseminate its interim financial statements and related materials for the Quarter ended
September 30, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Widescope Resources Inc.

Date: March 5, 2009	By:	Douglas E. Ford
	Name:	Douglas E. Ford
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

99.1	June 30-08 Financial Statements
99.2	June 30-08 Management Discussion & Analysis
99.3	Certification of Filing MS
99.4	Certification of Filing EF
99.5	Sept 30-08 Financial Statements
99.6	Sept 30-08 Management Discussion & Analysis
99.7	Certification of Filing MS
99.8	Certification of Filing EF